Mail Stop 4561

April 20, 2007

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
12121 Wilshire Boulevard., Suite 350
Los Angeles, California 90025

Re: CyberDefender Corporation
Amendment No. 2 to Form SB-2
Filed on March 30, 2007
File No. 333-138430

Dear Mr. Guseinov:

We have reviewed your amended filing and have the following comments. Note that all references to prior comments relate to our letter issued February 27, 2007.

General

1. We note that you have not included in the price range as yet. Please be advised that the preliminary prospectus may not be used until the price range has been disclosed.

2   We note that you have filed with this amendment a Consent and Waiver agreement dated March 23, 2007 with a majority of the debenture holders whereby the debenture holders, among other things, waive certain rights relating to liquidated damages and consent to the issuance of damage shares in lieu of cash for liquidated damages as well to the issuance of Oceana shares and placement warrants. What consideration did you give to including a recent events section that provides a materially complete discussion of the consent and waiver agreement and its impact on the company?

Risk Factors

As of December 31, 2006, we had $549,681 in cash… page 4

3. We note your disclosure in risk factors on page 4 indicating that you will need an additional $1,500,000 in order to meet your financial obligations for a period of

12 months whereas the disclosure in Management's Discussion and Analysis
states that the amount needed to complete the next 12 months is at least $2
million, including the amount to pay additional costs related to being a public
company. Does the $500,000 include the costs associated with this registration
statement? Please clarify.

Executive Compensation

Summary Compensation Table, page 35

4. Please explain the discrepancies between the payment amounts disclosed for 2005
    in amendment No. 1 and amendment No. 2. For instance, the amounts indicated
    in the salary and bonus columns for Mr. Guseinov vary considerably from what is
    presented for the same year in amendment No. 2. Please advise or revise as
    appropriate.

5. Please refer to prior comment 14. While you stated that you have reclassified
    amounts relating to loan forgiveness to salary, these amounts have been included
    under the "All Other Compensation" column. Please see Item 402(b)(2)(ix) of
    Regulation S-B. We also note that you classified the amounts paid to Mr.
    Eckelberry in footnote 9 under "All Other Compensation." Please advise or
    revise.

Signatures

6. Please ensure that the new director, John La Valle, signs the registration statement
    or files a consent pursuant to Rule 436.

Financial Statements

7. Please refer to prior comment 19. As previously requested, revise the filing to
    clarify the Company's accounting for deferred processing costs. Your revised
    disclosure should include the basis for deferring these costs in accordance with
    GAAP and how you record refunds of these costs that are received in connection
    with chargebacks and returns.

8. Please refer to prior comments 21 and 22. Clarify for us when you begin
    recognizing revenue for your subscription arrangements. Based on your response
    to prior comment number 21, it appears that this occurs upon delivery of your
    software. However, it is unclear whether you begin recognizing revenue for each
    arrangement on the delivery date for each individual contract or if you aggregate
    subscriptions entered into during a time frame (e.g., monthly) and begin
    recognizing revenue related to the group of contracts on a particular day. We
    believe that more clarity is needed due to your statement that your third party

processor submits a net payment to you on a monthly basis and that payment is recorded as deferred revenue and recognized ratably over a 12-month period. If you begin recognizing revenue using such an aggregation convention, tell us how you determined that the revenue recognized each period is equivalent to that which would be recognized if each contract was recognized based on its individual delivery date.

9. We note that your subscription arrangements include a provision that allows customers to return your product or dispute the charge. This type of subjective provision is a right-of-return that must be evaluated in accordance with SFAS 48. Revenue can only be recognized prior to expiration of the return rights if, among other things, the amount of future returns can be reasonably estimated. If this criterion is met, revenue must be reduced for estimated future returns. It is unclear how you have applied this literature considering that you record chargebacks as they occur and do not appear to estimate the future returns. Further, it is unclear whether you would be able to estimate returns based on your limited operating history as discussed in your responses to our comments regarding the valuation of your common stock. Given these factors, tell us why you are not deferring all subscription revenue until the return rights lapse.

10. Please refer to prior comment 25. As previously requested, describe to us the nature of the positive and negative evidence you considered and explain how that evidence was weighted in determining that your deferred tax assets were realizable as December 31, 2005. As part of your response, provide us with the cumulative pre-tax results over the three-year period ending December 31, 2005. If cumulative losses existed at this date, describe how you overcame this significant negative evidence that is characterized in paragraph 103 of SFAS 109 as "difficult to overcome." Also, reconcile your characterization of your business for purposes of determining the fair value of your common stock at December 31, 2005 with your analysis of these deferred tax assets. Refer to your response to prior comment number 27 and paragraphs 20 through 25 of SFAS 109.

11. Please refer to prior comment 26. Please continue to provide us with updates to the information requested in prior comment number 26 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

12. Please refer to prior comment 27. Revise your registration statement to provide the disclosures in paragraph 182 of the AICPA Practice Aid because you have not obtained any contemporaneous valuations performed by unrelated parties. You should consider, at a minimum, including the information that you have provided in your responses in this revised disclosure. When using conversion prices as a basis for fair value, you should also include a discussion of the relationship between those prices and the fair values that addresses the reasons for the

differences between the two amounts and the effect of the potential variability embedded in the conversion prices. In addition, your disclosures should provide a robust discussion of the reasons for the change in fair value from $0.01 to $1.00. We may have further comment upon reviewing these disclosures and your response.

13. As previously requested, provide us with the estimated price range for your stock and reconcile and explain the differences between the mid-point of the range and the fair values asserted in the analysis provided in response to prior comment number 27. We may have further comment regarding your valuation upon reviewing this information.

You may contact Megan Akst at 202-551-3407 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 907-6687
       Kevin Friedmann, Esq.
       Richardson & Patel, LLP